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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            Dated September 23, 2002

                                  BIOMIRA INC.
                 (Translation of registrant's name into English)

                             Edmonton Research Park
               2011 - 94 Street, Edmonton, Alberta Canada T6N 1H1
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F  X  (for past years)   Form 40-F  X   (commencing in calendar
                   ---                              ---   year 1997)

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                              No   X
                  ---                              ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                              ----------------------

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                                TABLE OF CONTENTS


  Item                                                                   Page
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Press Release dated September 19, 2002 announcing Chief Executive
Officer discusses interim analysis results of metastatic breast
cancer Theratope(R) Vaccine Phase III trial in interview                   3

Signatures                                                                 5



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                                 [BIOMIRA LOGO]


NEWS RELEASE
FOR IMMEDIATE RELEASE

      BIOMIRA'S CEO DISCUSSES INTERIM ANALYSIS RESULTS IN CEOCAST INTERVIEW

EDMONTON, ALBERTA, CANADA - SEPTEMBER 23, 2002 - Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) announced today that Alex McPherson, MD, PhD, the Company's President and CEO, is currently featured in an interview with CEOcast. In the interview, Dr. McPherson elaborates on the Company's Phase III interim analysis results for its lead cancer product candidate, THERATOPE(R) vaccine. The CEOcast interview can be accessed at www.biomira.com. The interview will remain on the Biomira website until the end of this week.

On September 19, Biomira and Merck KGaA, of Darmstadt, Germany, announced that based on the recommendation of the Data Safety Monitoring Board (DSMB), the Phase III clinical trial of THERATOPE(R) vaccine in women with metastatic breast cancer would continue through to its planned conclusion next year. Dr. McPherson explained that there were no safety concerns with the product and that the DSMB recommended that the trial continue without modification. In fact, the DSMB said they had "no safety concerns with continuing the present programs or initiating new trials under the current development plan," and, in the opinion of the Company, this seemed to underscore the potential effectiveness of the product.

Dr. McPherson also emphasized that the Phase III trial was originally designed with the strongest opportunity to show a survival advantage at the final analysis, with stricter hurdles set for the interim analysis. Although the results did not meet the rigorous level of statistical significance set by the Companies for the interim analysis, it may not reflect the potential opportunity to see a survival advantage at the final analysis, which will be conducted in the second half of 2003. The p-value set for the interim survival analysis was 0.01, while the p-value for survival at the final analysis will be at a level of
0.03. This indicates that the statistical significance required at the final analysis will be three fold easier to achieve, while still showing a level of statistical significance. The Companies remain blinded to the data from the interim analysis and have no indication how close the data came to meeting the stringent pre-determined statistical analysis hurdles, at this early review. Meeting the high level of statistical significance established for the interim analysis would only have meant a possible opportunity for a marketing application earlier than originally anticipated.

                                     -more-


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CEOcast is the premier source of original and syndicated streaming broadcast interviews of Chief Executive Officers at public and private news-making companies. Organized by industry, its analysts average over 15 years experience covering and evaluating Wall Street's leading companies.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira's commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People(TM).

BIOMIRA COMPANY CONTACTS:
Bill Wickson                                      Media Contact:
Manager Public Relations and Special Assistant    Brad Miles, BMC Communications
780-490-2818                                      212- 477-9007, ext.17

Jane Tulloch
Director, Investor Relations
780-490-2812


                                      # # #


Except for historical information contained herein, this release contains forward-looking statements that are subject to risks and uncertainties that may cause actual results to differ materially from the results discussed in the forward-looking statements, particularly those risks and uncertainties surrounding the efficacy of THERATOPE(R) vaccine to treat women with metastatic breast cancer, risks and uncertainties surrounding the presentation of data to the regulatory authorities and approval of marketing applications by the regulatory authorities and risks and uncertainties inherent in the process of discovering, developing and commercializing drugs that are safe and effective for use as human therapeutics. Factors that may cause such a difference include risks related to completing our clinical trials, the risk that the safety and/or efficacy results of a clinical trial for THERATOPE(R) vaccine will not support a marketing application, the risk that the regulatory authorities will not be satisfied with the data provided for THERATOPE(R) vaccine or approve a product for which marketing application has been applied, the risk that the results of a clinical trial for THERATOPE(R) vaccine may not be indicative of results obtained in a later clinical trial, risks that the regulatory agencies will not accept a filing based upon significance in one study and one study endpoint, risks that the company may lack the financial resources and access to capital to fund required clinical trials for THERATOPE(R) vaccine, dependence on the efforts of third parties, including collaborators, and our dependence on intellectual property.


             BIOMIRA INC. 2011 - 94 St. Edmonton, AB, Canada T6N 1H1
                     Tel: (780) 450-3761 Fax: (780) 463-0871
                             http://www.biomira.com


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         BIOMIRA INC.
                                         ------------------------------
                                         (Registrant)


Date: September 23, 2002                 By:  /s/ Edward A. Taylor
                                              --------------------------
                                               Edward A. Taylor
                                               Vice President Finance



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